SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                             AMENDMENT NO. 1
                Under the Securities Exchange Act of 1934

                      Authentic Fitness Corporation
                             (Name of Issuer)

                 Common Stock, $.001 par value per share
                      (Title of Class of Securities)

                               052661 10 5
                              (CUSIP Number)

                             Linda J. Wachner
                      Authentic Fitness Corporation
                              90 Park Avenue
                            New York, NY 10016
                        Telephone: (212) 370-8455

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                            February 19, 1997
         (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
      Schedule 13G to report the acquisition which is the subject of this
      Schedule 13D, and is filing this statement because of Rule d-1(b)(3) or (4), check the following box: [ ]

               Check the following box if a fee is being paid with the statement: [ ]


      CUSIP No.  052661 10 5


      1   NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Linda J. Wachner

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                             (a)  ( )
                                                             (b)  ( )

       3  SEC USE ONLY

       4  SOURCE OF FUNDS*

              PF

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                          ( )

       6  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

                              7 SOLE VOTING POWER
                                    3,336,462

            NUMBER OF         8 SHARED VOTING POWER
              SHARES                  None
          BENEFICIALLY
            OWNED BY          9 SOLE DISPOSITIVE POWER
              EACH                   3,336,462
            REPORTING
             PERSON          10 SHARED DISPOSITIVE POWER
              WITH                   None

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,336,462

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES    ( )

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               13.9%

      14  TYPE OF REPORTING PERSON*
               IN



          Linda J. Wachner hereby amends and supplements her Statement on
     Schedule 13D, initially filed on February 20, 1996 (the "Schedule 13D"), with respect to the common stock, par value $.001 per share (the "Shares"), of Authentic Fitness Corporation, a Delaware corporation (the "Company" or "Authentic Fitness").

     Item 1.  Security and Issuer.

          This statement relates to the common stock, par value $.001 per share, of Authentic Fitness. The principal executive offices of the Company are located at 6040 Bandini Boulevard, Commerce, CA 90040 and 90 Park Avenue, New York, NY 10016.

     Item 2.  Identity and Background.

          (a)-(c) This statement is filed on behalf of Linda J. Wachner, Chairman of the Board and President of Authentic Fitness. Authentic Fitness designs, manufacturers and markets swimwear, swim accessories, active fitness apparel, outerwear, activewear and skiwear under a variety of brand names. Mrs. Wachner also serves as Chairman of the Board, President and Chief Executive Officer of The Warnaco Group, Inc. ("Warnaco"). Warnaco designs, manufactures and markets a broad line of women's intimate apparel and men's apparel and accessories sold under a variety of internationally recognized, owned and licensed brand names. Mrs. Wachner's principal business address is The Warnaco Group, Inc., 90 Park Avenue, New York, New York 10016.

          (d)-(e) During the last five years, Mrs. Wachner has not been
     (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mrs. Wachner is a citizen of the United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

          Of the 3,336,462 Shares beneficially owned by Mrs. Wachner:

          (i) 1,762,462 Shares were acquired by Mrs. Wachner during 1990 for an aggregate consideration of approximately $1,304,153 in cash. The source of the consideration was personal funds.

          (ii) 24,000 Shares were acquired by Mrs. Wachner in 1992 for an aggregate of $168,000 in cash. The source of the consideration was personal funds.

          (iii) 1,550,000 Shares are purchasable upon the exercise of Authentic Fitness employee stock options held by Mrs. Wachner.

     Item 4.  Purpose of Transaction.

          Mrs. Wachner holds her Shares for investment purposes. Mrs. Wachner intends, however, to continue to review her investment in Authentic Fitness on the basis of various factors, including Authentic Fitness' businesses, results of operations, financial condition and future prospects, conditions in the securities market and general economic and industry conditions. Based upon such review, Mrs. Wachner will take such actions as she may deem appropriate in light of the circumstances existing from time to time. In this connection, Mrs. Wachner may, subject to market conditions and other factors that she deems relevant, (i) purchase or otherwise acquire additional Shares from time to time in the open market, in privately negotiated transactions or otherwise, or (ii) sell or otherwise dispose of, Shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers or otherwise.

          Except as disclosed herein, Mrs. Wachner has not at the present time formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

          (a) Mrs. Wachner beneficially owns an aggregate of 3,336,462 Shares which would have represented 13.9% of all Shares which would have been issued and outstanding as of January 31, 1997 (based on the Form 10-Q of the Company for the quarterly period ended January 4, 1997), assuming the exercise of all Company employee stock options held by Mrs. Wachner. The 3,336,462 Shares beneficially owned by Mrs. Wachner include 1,550,000 Shares purchasable upon the exercise of Company employee stock options held by Mrs. Wachner.

          Except as set forth in this Item 5(a), Mrs. Wachner does not beneficially own any Shares. Mrs. Wachner disclaims that she is a member of a group with any other holder or holders of Shares.

          (b) Mrs. Wachner has the sole right to vote and dispose of all Shares beneficially owned.

          (c) Effective February 19, 1997, Mrs. Wachner was issued 500,000 Authentic Fitness stock options. Such options have an exercise price of $13 per share and are 100% vested. Except as stated above Mrs. Wachner has had no other transactions effected in the past sixty days.

          (d) Mrs. Wachner has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all Shares that she beneficially owns.

          (e) Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mrs. Wachner and any person with respect to any securities of Authentic Fitness, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profit or loss, or the giving or withholding of proxies.

     Item 7.  Material to be Filed as Exhibits.

          None.


                                SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 27, 1997

                                     By:  /s/ Linda J. Wachner
                                         ______________________________
                                         Linda J. Wachner